Richard F. Morris

Partner

212.309.6650

richard.morris@morganlewis.com

CONFIDENTIAL

December 31, 2014

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Global Currency Gold Trust
Draft Registration Statement on Form S-1
Submitted August 29, 2014
CIK No. 0001618181

Dear Ms. Aberg:

This letter is submitted by The Global Currency Gold Trust (the “Company”) in response to your letter dated September 25, 2014, relating to the above referenced filing by the Company. Concurrently with the submission of this letter, the Company is confidentially submitting Confidential Draft Submission No. 2 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Company’s responses.

General

1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

December 31, 2014

RESPONSE: The Company respectfully advises the Staff that it is in the process of selecting the graphics, maps, photographs and related captions and other artwork that will be used in the prospectus. Once these materials are selected, the Company will supplementally provide these materials to the Staff prior to the inclusion of such materials in any preliminary prospectus distributed to prospective investors.

2.	We note that you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: Neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933 to potential investors. The Company also is not aware of any research reports about it that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering. The Company will supplementally provide the Staff with such written materials and any such research reports of which it becomes aware.

3.	Please provide us with your fact sheet to the extent applicable and available.

RESPONSE: The Company will provide the Staff with a fact sheet once it becomes available.

4.	Please complete all blanks in your next amendment. We may have further comment.

RESPONSE: The Company respectfully advises the Staff that it has completed a number of the blanks in the Registration Statement and that it will complete all of the remaining blanks prior to requesting that the Staff declare the Registration Statement effective.

Trust Objective, page 3

5.	We note your disclosure in the last sentence of the first paragraph, as well as your related disclosure on page 33. Please provide support for your assertion that, during periods of market stress, had this index been in existence, it would have performed better than an investment in gold in U.S. dollar terms. Please also explain in greater detail why that is the case.

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

December 31, 2014

RESPONSE: During periods of stock market stress, based on historical data over the last ten years, had the Index been in existence, it would have outperformed gold in U.S. dollar terms and therefore helped to better diversify an investor’s portfolio. For example, from July 1, 2008 to March 31, 2009, which roughly covers a period of significant losses in the stock market, gold in U.S. Dollar terms rose approximately 4.5% whereas the Index rose approximately 18.8%. Conversely, during periods where the stock market performed relatively well, gold in U.S. Dollar terms has tended to outperform the Index. Although many factors can drive the performance of both gold and currencies, the Index has tended to outperform gold in U.S. dollar terms during periods of stock market stress because, during those periods, investors have tended to engage in a flight to quality and invest in both gold and U.S. dollar-denominated assets.

The table on page 46 shows how the Index has performed against gold in U.S. dollar terms in different economic environments over approximately the last ten years.

6.	Please add disclosure regarding the quality of physical gold that you intend to hold.

RESPONSE: All of the gold that the Fund intends to hold is gold bullion meeting the requirements of London Good Delivery Standards. Gold bars meeting London Good Delivery Standards are known as London Good Delivery Bars. The Company has revised the Registration Statement at pages iv and 33 to indicate that all of the gold held by the Fund will be London Good Delivery Bars meeting the requirements of London Good Delivery Standards.

7.	Please add disclosure, if applicable, regarding any conflicts of interest between any of your service providers.

RESPONSE: The Company has not yet entered into contracts with its service providers and thus cannot at this time determine whether there is a conflict of interest between these service providers. Once the Company enters into contracts with all of its service providers it will add disclosure regarding any conflicts of interest between its service providers, if applicable.

8.	Please add disclosure regarding the costs of warehousing.

RESPONSE: The Sponsor will receive an annual fee equal to 0.50% of the daily net asset value of the Fund. In return, the Sponsor will be responsible for the payment of the ordinary fees and expenses of the Fund to the Fund’s service providers, including the Custodian’s fee. The Company is not directly responsible for the Custodian’s fee and thus is not responsible for the costs of warehousing gold. As such, the Company respectfully advises the Staff that it has not added any disclosure to the Registration Statement regarding the costs of warehousing gold.

Risk Factors, page 9

9.	Please add risk factor disclosure regarding the lack of diversification of warehouse locations for the physical gold. We note your related disclosure on page 55.

RESPONSE: The Company has provided a risk factor regarding lack of diversification of warehouse locations at page 22 of the Registration Statement. The Company has also revised the disclosure at page 62 of the Registration Statement to indicate that Gold bullion deposited with and held for the account of the Fund is provided by the Custodian at its London, England, Toronto, Canada and New York, New York vaults, or with the consent of the Trustee and the Sponsor, in other places.

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

December 31, 2014

10.	Please include a risk factor that quantifies the amount of trading income or profits required for the value of a share at the end of the first year to equal the initial selling price.

RESPONSE: The Company has included a risk factor at page 19 that quantifies the amount of profits required for the value of a share at the end of the first year to equal the initial selling price.

11.	We note your risk factor at the bottom of page 14. Please clarify what would ultimately happen to the fund in this event, including whether it would be terminated.

RESPONSE: We have revised this risk factor to indicate that if the level of the Index ever falls to zero or a negative number, the level of the Index will become fixed and the Fund will terminate.

12.	We note your disclosure on page 34 that the Index is based, in part, on the afternoon Gold fixing price, and we also note your disclosure on pages 34-35 regarding the spot rate of the reference currencies. Please add disclosure regarding the relationship between performance of the ETF and spot price performance for both gold and the reference currencies.

RESPONSE: We have added a table on page 46 to show how the Index has performed against gold in U.S. dollar terms in different economic environments over approximately the last ten years. We have also added a table on page 47 to show how the Index has performed based on the direction of the U.S. Dollar as compared to the reference currencies over approximately the last ten years.

Description of the Custody Agreements, page 56

13.	Please add more detail regarding the controls in place to ensure the physical gold is safe, including whether any party has optional inspection rights. Please disclose who is involved in verifying the disclosure of the amount of the physical commodity held by the fund.

RESPONSE: The Company has revised the disclosure at page 63 to indicate that the Custodian has granted to the officers and properly designated representatives of the Trustee and to the independent public accountants for the Trust optional inspection rights that will allow them to verify the disclosure of the amount of the gold held by the Fund.

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

December 31, 2014

The Gold FX Delivery Provider and the Gold FX Delivery Agreement, page 59

14.	Please tell us with your next amendment the percentage of the Fund’s assets that will be used to trade commodity interests. Please also provide us with an analysis as to why you believe the Gold FX Delivery Agreement may come within the CEA’s swap definition, and if it is considered a swap, how it would be subject to the jurisdiction of the CFTC and how this would impact the Fund.

RESPONSE: The Company anticipates that approximately 100% of the Fund’s assets will be used to invest in gold. The Fund may hold cash from time to time to pay the expenses of the Fund.

We believe that the Gold FX Delivery Agreement, which is now referred to as the Gold Delivery Agreement (“GDA”), comes within the CEA’s definition of Swap set forth in Section 1a(47) of the CEA and the rules promulgated thereunder. Section 6 of the GDA requires the daily calculation of the “Net Currency Gain or Loss” or “Net FX PnL”. This amount is intended to reflect (i) unrealized currency gain or loss based on ounces of gold and (ii) the market cost of resizing the currency hedge as a result of changes in net asset value. If the Net FX PnL is positive, it is converted into a number of gold ounces equal to the Reserve Gold Amount, and the Gold FX Delivery Provider, who is now referred to as the Gold Delivery Provider, delivers the Reserve Gold Amount to the Fund. If the Net FX PnL is negative, it is converted into a number of gold ounces equal to the Reserve Gold Amount and the Fund delivers the absolute value of the Reserve Gold Amount to the Gold Delivery Provider. According to Section 6 and Appendix A-1 of the GDA, the Net FX PnL is intended to reflect the gain or loss in dollars on the currency foreign exchange position held by the Fund per ounce of gold. This is, effectively, a currency swap which is reset daily and which is settled in cash (although the cash settlement is effected through a conversion into gold and the subsequent delivery of gold).

The payoff portion of the GDA, which is based upon the Net FX PnL is a swap, both under CEA Section 1a(47)(A)(ii) and (iii). It is a swap under CEA Section 1a(47)(A)(ii) because the GDA provides for the payment or delivery (gold equal to a cash amount) that is dependent on the occurrence, nonoccurrence, or the extent of the occurrence of an event or contingency associated with a potential financial, economic, or commercial consequence (the gain or loss in dollars on a specified currency). The payoff portion of the GDA, which is based upon the Net FX PnL, is a swap under CEA Section 1a(47)(A)(iii) because the GDA provides on an executory basis for the exchange, on a fixed or contingent basis, of one or more payments based on the value or level of one or more currencies and that transfers, as between the parties to the transaction, in whole or in part, of the financial risk associated with a future change in any such value or level be made without also conveying a current or future direct or indirect ownership interest in an asset. In this regard, we note that currency is never exchanged, so the beneficial exclusion in CEA Section 1a(47)(A)(iii) does not apply.

It is also important to note that the conversion into gold of the cash obligation calculated through the Net FX PnL formula should also be considered to be a swap under CEA Section 1a(47)(A)(ii) because the GDA provides for the delivery of gold that is dependent on the occurrence, nonoccurrence, or the extent of the occurrence of an event or contingency associated with a potential financial, economic, or commercial consequence (i.e., the gain or loss in dollars on a specified currency as calculated through the Net FX PnL).

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

December 31, 2014

Because the GDA would come within the CEA’s swap definition the Fund would be subject to the jurisdiction of the CFTC. The Sponsor is the Commodity Pool Operator of the Fund and is registered in such capacity with the CFTC and is also registered as a member of the National Futures Association. As a registered Commodity Pool Operator, the Sponsor would be subject to certain disclosure requirements of the CFTC and would be required to provide the CFTC with certain records and reports. A portion of the fee paid to the Sponsor by the Fund would be used by the Sponsor for its compliance with CFTC rules and regulations.

15.	We note your disclosure in the fourth paragraph. Please provide a hypothetical example of this using numerical values and based on historical data, assuming both that gold value increased in relation to the reference currencies and decreased in value in relation to the reference currencies.

RESPONSE: We have provided a chart at page 67 of the Registration Statement showing gold deliveries to and from the Fund by the Gold Delivery Provider using numerical values and based on historical data on four days chosen to indicate the various combinations of gold (in USD terms) and the Reference Currencies appreciating or depreciating. Specifically, the chart shows how gold would move in or out of the Fund on a particular day in which: (1) the price of gold increases and the value of the USD against the Reference Currencies decreases; (2) the price of gold increases and the value of the USD against the Reference Currencies increases; (3) the price of gold decreases and the value of the USD against the Reference Currencies decreases; and (4) the price of gold decreases and the value of the USD against the Reference Currencies increases.

16.	Please disclose how and what amount the Gold FX Delivery Provider would be compensated.

RESPONSE: The Sponsor will receive an annual fee equal to 0.50% of the daily net asset value of the Fund. In return, the Sponsor will be responsible for the payment of the ordinary fees and expenses of the Fund to the Fund’s service providers, including the Gold Delivery Provider. The Company is not directly responsible for the Gold Delivery Provider’s fee. As such, the Company respectfully advises the Staff that it has not added any disclosure to the Registration Statement regarding the amount that the Gold Delivery Provider would be compensated.

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

December 31, 2014

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

17.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

RESPONSE: The Company undertakes to provide all exhibits as promptly as possible in future amendments to the Registration Statement. The Company has supplementally provided for your review a draft copy of the legal opinion. The Company will supplementally provide to the Staff a draft copy of the tax opinion when it becomes available.

18.	We note that the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

RESPONSE: The Company intends to file final executed agreements prior to effectiveness of the Registration Statement.

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If you should have any questions, please do not hesitate to contact the undersigned at (212) 309-6650.

Very truly yours,

/s/ Richard M. Morris

cc:	Greg Collett, World Gold Council